EXHIBIT 21

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction of Organization
Haggar Clothing Co.	Nevada
Haggar Canada, Inc.	Nevada
Haggar Canada Co.	Canada
Haggar Direct, Inc.	Nevada
Jerell Clothing Management, Inc.	Texas
Haggar Women’s Wear, Ltd.	Texas
San Gabriel Enterprises, Inc.	Texas
Multiples USA, Inc.	Texas
Haggar Apparel Limited	England
Dallas Pant Manufacturing Company	Nevada
McKinney Pant Manufacturing Company	Nevada
Waxahachie Garment Company	Nevada
La Romana Maufacturing Corporation	Nevada
Bowie Manufacturing Company	Nevada
Weslaco Cutting, Inc.	Nevada
Weslaco Sewing, Inc.	Nevada
Olney Manufacturing Company	Nevada
Duncan Manufacturing Company	Oklahoma
Haggar Japan Co., Ltd.	Japan
Haggar Services, Inc.	Texas
Edinburg Direct Garment Company, Inc.	Texas
Corsicana Company	Nevada
Haggar Mex Manufacturing, S.A.	Mexico
Greenville Pant Manufacturing Co.	Nevada
Weslaco Direct Cutting Company, Inc.	Texas
Haggar.Com, Inc.	Texas
HJMex S. de R.L. de C.V.	Mexico

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